Alliance
Leicester

Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

RECEIVED SEP 28 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 156

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

15 September 2005

05011554

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 11 July to 31 August 2005.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

dlw 9/30

1990006 (4/05)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

Information made public pursuant to the laws of England and Wales

288c Change of Particulars for director or secretary – 19 August 2005
G88(2) Return of Allotment of Shares x 26 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Directors - 8 August 2005

Notification of Transactions of Directors - 9 August 2005

Notification of Transactions of Directors - 9 August 2005

Notification of Transactions of Directors - 10 August 2005

Notification of Transactions of Directors - 12 August 2005

Notification of Transactions of Persons Discharging Managerial Responsibility – 25 August 2005

Blocklisting Six Monthly Return – 25 August 2005

Notification of Transactions of Persons Discharging Managerial Responsibility – 31 August 2005

Information distributed to the Company's security holders

Nil

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 15 Month 08 Year 2005

Name * Style / Title: Mr. * Honours etc: BSc(Hons), ACA

Forename(s): Christopher Stuart

Surname: Rhodes

† Date of Birth — Day 17 Month 03 Year 1963

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: Meadowbrook, Main Street, Horninghold

Post town: Market Harborough

County / Region: Leicestershire Postcode: LE16 8DH

Country:

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19.8.2005

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A54 *ALCE18A4* 0051
COMPANIES HOUSE 31/08/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,863		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Gary Whyton	Ordinary	1,863
Address: 352 Reigate Road Epsom Downs Surrey		
UK postcode: KT17 3LY		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 14-Jul-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	61,538	855	211
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	884.5	364.4	644.4

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Alliance & Leicester plc Share Incentive Plan (SIP)	Ordinary	61,538
Address: Customer Service Centre Carlton Park Narborough Leicester		
UK postcode: LE19 0AL		
Name: SEE ATTACHED SCHEDULES	Ordinary	1,066
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 29-Jul-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

644-4

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 01.08.05

Alliance Leicester

Early Exercise 2001 Scheme

Name		Address					Total Options Exercised
ANDREA	FINLAY	83 OSPREY CRESCENT	NAIRN	IV12 5LG			151
JANICE	LEWIN	44 BLACKBURN ROAD	BARWELL	LEICESTER	LE9 8EN		60
							211

364·4

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 01.08.05

Alliance Leicester

Early Exercise 2000 Scheme

Name			Address	Total Options Exercised
ANDREA	FINLAY	83 OSPREY CRESCENT NAIRN	IV12 5LG	855
				855

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,674	10,172	4,129
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	505.05	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Simon Hull Address: Apartment 1C Eagle Towers The Promenade Port Erin - Isle of Man UK postcode: IM9 LA	Ordinary	1,674
Name: Andrew Swann Address: Neild House Beamond End Amersham Bucks UK postcode: HP7 0QT	Ordinary	14,301
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 03-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day / Month / Year	Day / Month / Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03 / 08 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,658	6,397	648
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	834	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Steven Brown	Ordinary	9,055
Address: Kents Farm Pershore Road Gret Comberton Pershore - Hereford & Worcester		
UK postcode: WR10 3DX		
Name: Rachel Morrison	Ordinary	648
Address: 23 The Beeches Uppingham Rutland		
UK postcode: LE15 9PG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 03-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	533		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Lawrence	Class of shares allotted: Ordinary	Number allotted: 4,000
Address: 26 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 03-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,578		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	510		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Colin Jones	Class of shares allotted: Ordinary	Number allotted: 3,578
Address: 13 Sunningdale Drive Blundellsands Merseyside		
UK postcode: L23 7XA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 04-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	422	633	687
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	871.5	860	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mahomed Piranie Address: 15 Lindrick Drive Leicester UK postcode: LE5 5UH	Ordinary	1,742
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 04-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,389	1,504	1,463
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Carl Wall Address: 46 Hidcote Road Oadby Leicester UK postcode: LE2 5PE	Ordinary	1,389
Name: Michael Innes Address: 20 Streche Road Swanage Dorset UK postcode: BH19 1NF	Ordinary	1,504
Name: Stephen Charlton Address: 1 Geary Close Royal Lodge Narborough Leics UK postcode: LE19 2RD	Ordinary	1,463
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From	To
Day Month Year	15 08 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,507	1,337	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stephen Burton	Class of shares allotted: Ordinary	Number allotted: 1,507
Address: 12 Elliot Close Whetstone Leicester		
UK postcode: LE8 6QX		
Name: Andrew Warsop	Class of shares allotted: Ordinary	Number allotted: 1,337
Address: 11 Green Leys West Bridgeford Nottingham		
UK postcode: NG2 7RX		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,523	7,985	1,605
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Martyn Jackson Address: 198 Rugby Road Milverton Leamington UK postcode: CV32 6DU	Ordinary	1,523
Name: Simon Hull Address: Apartment 1C - Eagle Towers The Promenade Port Erin Isle of Man UK postcode: IM9 6LA	Ordinary	7,985
Name: Simon Taylor Address: 4 Lynmore Close Northampton UK postcode: NN4 9QU	Ordinary	1,605
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,579	13,755	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Joseph Gallivan	Ordinary	1,579
Address: 50 Queens Road Southport Merseyside		
UK postcode: PR9 9JF		
Name: Andrew Swann	Ordinary	13,755
Address: Neild House Beamond End Amersham Bucks		
UK postcode: HP7 1QT		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,427	11,267	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	837	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: William Sutton	Ordinary	16,694
Address: 1 Fieldhurst Stoney Butts Lane Barkisland Halifax		
UK postcode: HX4 0JE		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	08	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,671	5,417	8,301
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Christopher Murphy	Ordinary	1,671
Address Westcott House Church Street Naseby Northants		
UK postcode NN6 6DA		
Name	Class of shares allotted	Number allotted
Richard Price	Ordinary	5,417
Address 17 The Chase Knaresborough North Yorks		
UK postcode HG5 0SY		
Name	Class of shares allotted	Number allotted
Karen Woods	Ordinary	8,301
Address Gooseberry Farm Holmesfield Dronfield Derbyshire		
UK postcode S18 7WB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,668	5,412	1,458
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Martin Harrison	Ordinary	4,668
Address: 11 The Greenway Kibworth Beauchamp Leicester		
UK postcode: LE8 0LU		
Name: James Aspinwall	Ordinary	5,412
Address: 14 Dempsey Close Lutterworth Leicester		
UK postcode: LE17 4GL		
Name: Anisa Appleby	Ordinary	1,458
Address: 20 Coton Park Drive Rugby Warks		
UK postcode: CV23 0WN		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 15-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,559	1,680	6,341
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Susan Quigley Address: Church Farm House The Village Burton South Wirral - Cheshire UK postcode: CH64 5TH	Ordinary	1,559
Name: Kevin Chowne Address: 13 Glebe Road West Bridgeford Nottingham UK postcode: NG2 6DS	Ordinary	8,021
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 4376

DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	08	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,482	1,375	1,613
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John Owen Address: 6 Burrough Way Lutterworth Leics UK postcode: LE17 4GJ	Ordinary	1,482
Name: Paul Carine Address: Holmberry 2 Main Street Newton Kyme Tadcaster, Nth Yorks UK postcode: LS24 9LS	Ordinary	1,375
Name: Eileen Clarke Address: The Gable 91 Lutterworth Road Leicester UK postcode: LE2 8PL	Ordinary	1,613
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,479	8,153	2,455
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Stewart Fraser	Ordinary	10,632
Address: Ivy House 10 Gaskell Avenue Knutsford Cheshire		
UK postcode: WA16 0DA		
Name: Christopher Jones	Ordinary	2,455 ✓
Address: 181 Crammer Court Whitehead's Grove Chelsea LONDON		
UK postcode: SW3 3HG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 16-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,618	3,375	686
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	785	510

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Geoffrey Faulkner	Class of shares allotted: Ordinary	Number allotted: 2,618
Address: 90 Copse Avenue West Wickham Kent		
UK postcode: BR4 9NP		
Name: Brian Cheyne	Class of shares allotted: Ordinary	Number allotted: 4,061
Address: 4 The Mount Aspley Guise Beds		
UK postcode: MK17 8EA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 08 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,588	1,945	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Charles Wilson	Class of shares allotted: Ordinary	Number allotted: 1,588 ✓
Address: 31 Kinetone Green Road Olton Solihull West Midlands		
UK postcode: B92 7DY		
Name: Mark Tomlinson	Class of shares allotted: Ordinary	Number allotted: 1,945 ✓
Address: 9 Pinewood Close Scarisbrick Southport Merseyside		
UK postcode: PR8 5LL		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 16-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,968	1,617	856
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graham Long	Class of shares allotted: Ordinary	Number allotted: 8441
Address: 15 Sumatra Road, West Hampstead, London		
UK postcode: NW6 1PS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 16-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,101		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Sunderland	Class of shares allotted: Ordinary	Number allotted: 2,101
Address: 22 Holden Lane, Baildon, Shipley, West Yorks		
UK postcode: BD17 6HZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name: Piush Desai	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 17-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	724	2,164	1,191
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	877	877.50	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Christopher Gladman	Class of shares allotted: Ordinary	Number allotted: 724
Address: Martletts 8 Albert Street Kibworth Harcourt Leicester		
UK postcode: LE8 0NA		
Name: Gerard Lane	Class of shares allotted: Ordinary	Number allotted: 2,164
Address: Highfield House Boley Cottage Lane Lichfield Staffs		
UK postcode: WS14 9JA		
Name: Piush Desai	Class of shares allotted: Ordinary	Number allotted: 1,191
Address: 16 Lyndale Close Thurmaston Leicester		
UK postcode: LE4 8JL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 17-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,466	670	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	857.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing): N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michael Ashton	Ordinary	1,466
Address: 6a The Green, Dadlington, Nuneaton, Warks		
UK postcode: CV13 6JB		
Name: Nicola Veall	Ordinary	670
Address: 60 Howard Road, Leicester		
UK postcode: LE2 1XH		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,011		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Shaun Astley	Ordinary	22,011
Address 12 Hambleton Close Oakham Rutland		
UK postcode LE15 6FY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 25-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,296	1,605	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Fiona Thompson Address: Rocholme, Nemos Close, Helsby, Frodsham - Cheshire UK postcode: WA6 9GQ	Ordinary	1,296
Name: Michael O'Connell Address: Loft 25, The Pick Building, Wellington Street, Leicester UK postcode: LE1 6HB	Ordinary	1,605
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	08	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	134	520	2,848
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	668	689	632

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	3,502
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 30-Aug-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 30.08.05

Alliance Leicester

Early Exercise 2002 Scheme

Name			**Address**					**Total Options Exercised**
MRS	JACQUELINE	SHAW	MAPLE VILLA	3 THE CHASE	BURNHAM ROAD	SOUTHMINISTER	ESSEX	1,424
MR	LINDSAY	WADEY	SYLVADALE	HARDRES COURT ROIAD	CANTERBURY	KENT	CT4 5NU	1,424
								2848

2848

1194 lapse
79 lapse

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 30.08.05

Alliance Leicester

Early Exercise 2003 Scheme

Name				Address				Total Options Exercised
MR	PAUL	HALE	23 WINDSOR ROAD	FORMBY	LIVERPOOL	MERSEYSIDE	L37 6DX	520
								520

339 lapse

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 30.08.05

Alliance Leicester

Early Exercise 2004 Scheme

Name			Address					Total Options Exercised
MR	PAUL	HALE	23 WINDSOR ROAD	FORMBY	LIVERPOOL	MERSEYSIDE	L37 6DX	134
								134

373 lapse

277

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Ian D Lawrence		Yes	4,000	5.33*

*Exercise of options granted under the 1997 Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £5.33.

Mr Lawrence sold 2,435 of the 4,000 shares on the London Stock Exchange at £8.79 per shares and transferred 1,565 shares to connected person Janet Lawrence.

Janet Lawrence subsequently sold 1,565 shares at £8.79 per share on the same day.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Part of transaction relates to spouse Janet Lawrence as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 and 3 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ian Donald Lawrence & Janet Lawrence

7. State the nature of the transaction

Exercise of options granted under the 1997 Alliance & Leicester Approved Company Share Option Scheme. and subsequent transfer and sales.

8. Number of Shares, debentures or financial instruments relating to shares acquired

4,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

4,000

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.79

13. Date and place of transaction

2 August 2005 – Exercise of options and sold on London Stock Exchange

14. Date issuer informed of transaction

3 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

15. Date of grant

N/A

16. Period during which or date on which it can be exercised

N/A

17. Total amount paid (if any) for grant of the option

N/A

18. Description of shares or debentures involved (class and number)

N/A

19. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

20. Total number of shares or debentures over which options held following notification

N/A

21. Any additional information

None

22. Name of contact and telephone number for queries

Paul Askew – 0116 200 3853

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

8 August 2005

PS.
8/8/05

From: Lloyd, Simon
Sent: 08 August 2005 23:39
To: Hawker, Richard A
Subject: Re: Stock Exchange Announcement

It may be a bit late but I am happy to sign it off.
Best regards
Simon

Sent from my BlackBerry Wireless Handheld

-----Original Message-----
From: Hawker, Richard A <Richard.Hawker@alliance-leicester.co.uk>
To: Lloyd, Simon <Simon.Lloyd@alliance-leicester.co.uk>
Sent: Mon Aug 08 17:52:54 2005
Subject: Stock Exchange Announcement

Simon

I see you have picked up my e-mail regarding the Stock Exchange announcement, would you be prepared to sign it off for me, Reeta and Paul have checked figures etc, but Chris is in a meeting at present and not sure when he will be out. I was just about to chase him!!! RLB I understand from Ian Lawrence is on holiday this week as is Stuart Dawkins!!!

Regards

Richard

Company Secretarial Manager
Group Secretariat
* Building 3 / Floor 2 Carlton Park LE19 0AL
* 0116 200 3855
* 0116 200 4390
* 07753 712507
* richard.hawker@alliance-leicester.co.uk
* www.alliance-leicester-group.co.uk

For Group Secretariat information visit http://groupintranet.alliance-leicester.co.uk/departments/legal/co_sec_main.htm

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
R A Pym	Yes	Yes	56,168	8.81	8 August 2005
R L Banks	Yes	Yes	28,093	8.81	8 August 2005
D J Bennett	Yes	Yes	32,776	8.81	8 August 2005
C S Rhodes	Yes	Yes	30,221	8.81	8 August 2005
T S Lloyd	Yes		10,613	8.81	8 August 2005
S K Astley	Yes		12,883	8.81	8 August 2005
G Pilkington	Yes		14,756	8.81	8 August 2005
S Murphy	Yes		8,093	8.81	8 August 2005
S Baum	Yes		9,461	8.81	8 August 2005
G Wilkinson	Yes		9,024	8.81	8 August 2005
S Dawkins	Yes		8,059	8.81	8 August 2005
F Rodford	Yes		10,244	8.81	8 August 2005
B P Glover	Yes		10,130	8.81	8 August 2005
M Thomas	Yes		10,230	8.81	8 August 2005
A Lee	Yes		9,001	8.81	8 August 2005
A Robinson	Yes		7,846	8.81	8 August 2005
W E Sutton	Yes		10,057	8.81	8 August 2005
D Banks	Yes		8,212	8.81	8 August 2005
S Leonard	Yes		4,739	8.81	8 August 2005

3. Period during which or date on which it can be exercised

Period of Exercise 08/08/2008 to 07/08/2015

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 3853

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

9 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
R A Pym	Yes	Yes	89.387	Nil	8 August 2005
R L Banks	Yes	Yes	44,693	Nil	8 August 2005
D J Bennett	Yes	Yes	52,497	Nil	8 August 2005
C S Rhodes	Yes	Yes	48,240	Nil	8 August 2005

3. Period during which or date on which it can be exercised

Exercise Period 08/08/2008 – 07/08/2010

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under Alliance & Leicester Long Term Incentive Plan (LTIP). These are Nil cost options.

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 3853

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

9 August 2005

9/8/05

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
S Leonard	Yes		3,405	8.81	8 August 2005

3. Period during which or date on which it can be exercised

Exercise Period 08/08/2008 – 07/08/2015

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under Alliance & Leicester Approved Company Share Option Scheme

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 3853

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

9 August 2005

9/8/05

16,694

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.808397

13. Date and place of transaction

8 August 2005 – on London Stock Exchange

14. Date issuer informed of transaction

8 August 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 3853

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

9 August 2005

9/8/05

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
William E Sutton		Yes	5,427*	8.37
William E Sutton		Yes	11,267~	7.95

* Exercise of options granted under the 2002 Alliance & Leicester Approved Company Share Option Scheme (March grant) with an exercise price of £8.37.

~ Exercise of options granted under the 2002 Alliance & Leicester Unapproved Company Share Option Scheme (August grant) with an exercise price of £7.95.

William Sutton sold all 16,694 shares at £8.808397 per share on 8 August 2005.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William E Sutton

7. State the nature of the transaction

Exercise of options granted under the 2002 Alliance & Leicester Approved and Unapproved Company Share Option Scheme and subsequent sale.

8. Number of Shares, debentures or financial instruments relating to shares acquired

16,694

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

12. Price per share or value of transaction

£8.8862

13. Date and place of transaction

8 August 2005 – on London Stock Exchange

14. Date issuer informed of transaction

9 August 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

10 August 2005

10/8/05

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Disposed	Price per Share £
Laurence Permutt	Yes		1,850	8.8862

Disposal of shares held in an ISA

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Barclay Share Nominees Limited

7. State the nature of the transaction

Sold shares held in an ISA with Barclay Share Nominees Limited

8. Number of Shares, debentures or financial instruments relating to shares acquired

Nil

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

10. Number of shares, debentures or financial instruments relating to shares disposed

1,850

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.795

13. Date and place of transaction

10 August 2005 – on London Stock Exchange

14. Date issuer informed of transaction

11 August 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

12 August 2005

11/8/05

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Sean Murphy	Yes		5,602	8.795*

Purchase of shares by connected person Ulrike Murphy (Spouse) to be held by James Capel as nominee.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Ulrike Murphy (Spouse of PDMR)

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 3 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Capel (Nominees) Limited on behalf of Ulrike Murphy

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

5,602

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

RNS Number:4971Q
Alliance & Leicester PLC
25 August 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Shaun K Astley	Yes		3,773*	7.95
Shaun K Astley	Yes		18,238 **	7.95

* Exercise of options granted under the 2002 Alliance & Leicester Approved Company Share Option Scheme (August grant) with an exercise price of £7.95.

**Exercise of options granted under the 2002 Alliance & Leicester Unapproved Company Share Option Scheme (August grant) with an exercise price of £7.95.

Shaun Astley sold all 22,011 shares at £8.636347 per share on 24 August 2005.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Shaun K Astley

7. State the nature of the transaction

Exercise of options granted under the 2002 Alliance & Leicester Approved and Unapproved Company Share Option Scheme and subsequent sale.

8. Number of Shares, debentures or financial instruments relating to shares acquired

22,011

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

22,011

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.636347

13. Date and place of transaction

24 August 2005 - on London Stock Exchange

14. Date issuer informed of transaction

24 August 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew - 0116 200 3853

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

25 August 2005

END

RNS Number:4972Q
Alliance & Leicester PLC
25 August 2005

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme August 1999

3. Period of return:

From 11/02/05 To 11/08/05

4. Balance under scheme from previous return:

3,420

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

3,420

8. Number and class of securities originally listed and the date of admission

11/9/99 - 3,420

9. Total number of securities in issue at the end of the period

444,942,407

10. Name of contact and telephone number for queries

Richard Hawker - 0116 200 3855

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification - 25 August 2005

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme August 1999

3. Period of return:

From 11/02/05 To 11/08/05

4. Balance under scheme from previous return:

399,743

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

265,527

7 Balance under scheme not yet issued/allotted at end of period

134,216

8. Number and class of securities originally listed and the date of admission

11/9/99 - 401,500

9. Total number of securities in issue at the end of the period

444,942,407

10. Name of contact and telephone number for queries

Richard Hawker - 0116 200 3855

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification - 25 August 2005

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1999

3. Period of return:

From 25/02/05 To 25/08/05

4. Balance under scheme from previous return:

120,016

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

85,034

7 Balance under scheme not yet issued/allotted at end of period

34,982

8. Number and class of securities originally listed and the date of admission

25/08/99 - 123,000

9. Total number of securities in issue at the end of the period

446,953,559

10. Name of contact and telephone number for queries

Richard Hawker - 0116 200 3855

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification - 25 August 2005

END

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer
Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
S Leonard	Yes		1,343	7.05	30 August 2005

3. Period during which or date on which it can be exercised

Period of Exercise 01/11/2008 to 01/05/2009

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under Alliance & Leicester ShareSave Option Scheme (3 Year)

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 3853

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

31 August 2005

31/8/05

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
G Pilkington	Yes		2,343	7.05	30 August 2005
B P Glover	Yes		468	7.05	30 August 2005

3. Period during which or date on which it can be exercised

01/11/2010 to 01/05/2011

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under Alliance & Leicester ShareSave Option Scheme (5 year)

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 3853

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

30 August 2005

31/8/05